UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                          (Amendment No. 6)*

                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)



Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOE FRANK SANDERSON, JR.
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     94,547.5

6.  SHARED VOTING POWER

     44,599

7.  SOLE DISPOSITIVE POWER

     65,548

8.  SHARED DISPOSITIVE POWER

     1,100,098

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,172,185 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.61%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.  800013             13G       Page 3 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. MICHAEL COCKRELL
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     450

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     1,055,499

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,055,949

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.76%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.  800013             13G       Page 4 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TRUSTMARK NATIONAL BANK
     64-0180810

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     1,055,499

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,055,499

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.75%

12. TYPE OF REPORTING PERSON*

     BANK

CUSIP NO.:  800013                      Page 5 of 11 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Persons Filing:

          Joe Frank Sanderson, Jr.
          D. Michael Cockrell
          Trustmark National Bank

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          For Trustmark National Bank:

          415 N. Magnolia Street
          Laurel, Mississippi 39440.

          The principal business address for each reporting person other than Trustmark National Bank is:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

          Joe Frank Sanderson, Jr. and D. Michael Cockrell are both United States citizens.

          Trustmark National Bank is a bank organized under the laws of the United States.


Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

CUSIP NO.:  800013                      Page 6 of 11 Pages

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership

          The paragraphs below set forth information for each of the reporting persons with respect to the following:

          (a)  amount beneficially owned;
          (b)  percent of class; and
          (c)  number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote;
               (ii) share power to vote or to direct the vote;
               (iii)sole power to dispose or to direct the disposition of;
               (iv) shared power to dispose or to direct the disposition
                       of.

A. Joe Frank Sanderson, Jr. beneficially owns 1,172,185 shares of the Company's common stock, which equals 8.61% of the outstanding common stock. Of the 1,172,185 shares, Mr. Sanderson has the sole power to vote or direct the vote of 94,547.5 shares, which includes 65,548 shares owned of record by Mr. Sanderson and 28,999.5 shares allocated to Mr. Sanderson's account pursuant to the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates (the "ESOP"). Mr. Sanderson has the sole power to dispose or direct the disposition of the 65,548 shares owned of record by him, and the trustees of the ESOP share dispositive power with respect to the 28,999.5 shares allocated to Mr. Sanderson's account under the ESOP. The 1,172,185 shares disclosed as being beneficially by Mr. Sanderson also include 6,539 shares owned of record by Mr. Sanderson's wife, over which she exercises sole voting and dispositive power, and as to which Mr. Sanderson disclaims beneficial ownership, pursuant to Rule 13d-4 of to the Securities Exchange Act of 1934.

     1,055,499 shares of the 1,172,185 shares disclosed as being beneficially owned by Mr. Sanderson are owned of record by the ESOP, of which Mr. Sanderson is a trustee. The members of the Administrative Committee of the ESOP share voting power with respect to 167,500 shares, which are the shares of Company common stock owned of record by the ESOP that are not allocated to participants in the ESOP. Participants in the ESOP have the sole power to vote or to direct the vote of the 887,999 shares of common stock allocated to participants' accounts pursuant to the ESOP. The trustees, including Mr. Sanderson, share dispositive power with respect to the 1,055,499 shares of Company common stock owned of record by the ESOP. Mr. Sanderson, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of the Company's common stock owned of record by the ESOP, other than the 28,999.5 shares allocated to his individual account.

     44,599 shares of the 1,172,185 shares disclosed as being beneficially owned by Mr. Sanderson are owned of record by a charitable private foundation of which Mr. Sanderson serves as a director, and as such, shares voting and dispositive power with the other directors of the foundation.

B. D. Michael Cockrell beneficially owns 1,055,949 shares of the Company's common stock, which equals 7.76% of the outstanding common stock. Of

CUSIP NO.:     800013                        Page 7 of 11 Pages

     the 1,055,949 shares, Mr. Cockrell has the sole power to vote or direct the vote of 450 shares owned of record by Mr. Cockrell. In his capacity as a trustee of the ESOP, Mr. Cockrell beneficially owns the 1,055,499 shares of the Company's common stock owned of record by the ESOP, which equal 7.75% of the outstanding common stock. The members of the Administrative Committee of the ESOP share voting power with respect to 167,500 shares, which are the shares of Company common stock owned of record by the ESOP that are not allocated to participants in the ESOP. Participants in the ESOP have the sole power to vote or to direct the vote of the 887,999 shares of common stock allocated to participants' accounts pursuant to the ESOP. The trustees, including Mr. Cockrell, share dispositive power with respect to the 1,055,499 shares of Company common stock owned of record by the ESOP. Mr. Cockrell, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of the Company's common stock owned of record by the ESOP.

C. In its capacity as a trustee of the ESOP, Trustmark National Bank beneficially owns the 1,055,499 shares of the Company's common stock owned of record by the ESOP, which equals 7.75% of the outstanding common stock. The members of the Administrative Committee of the ESOP share voting power with respect to 167,500 shares, which are the shares of Company common stock owned of record by the ESOP that are not allocated to participants in the ESOP. Participants in the ESOP have the sole power to vote or to direct the vote of the 887,999 shares of common stock allocated to participants' accounts pursuant to the ESOP. The trustees, including Trustmark National bank, share dispositive power with respect to the 1,055,499 shares of Company common stock owned of record by the ESOP. Trustmark National Bank, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of the Company's common stock owned of record by the ESOP.


Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

CUSIP NO.:  800013                      Page 8 of 11 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:


     Exhibit   Description

        1        Agreement of Joint Filing

CUSIP NO.:  800013                      Page 9 of 11 Pages

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1996.


               /s/Joe Frank Sanderson, Jr.
                  Joe Frank Sanderson, Jr.,
               Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



               /s/D. Michael Cockrell
               D. Michael Cockrell
               Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



               TRUSTMARK NATIONAL BANK,
               In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



                 BY:/s/Charles Windham, Jr.
                  Charles Windham, Jr.

               ITS: Vice President and Trust Officer

CUSIP NO.:  800013                      Page 10 of 11 Pages

                            EXHIBIT INDEX

EXHIBIT   DESCRIPTION


  1       Agreement of Joint Filing

CUSIP NO.:  800013                      Page 11 of 11 Pages

     The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, that the foregoing Schedule 13G relating to the beneficial ownership of shares of the common stock, $1.00 per share par value, of Sanderson Farms, Inc. is filed on behalf of each of the undersigned. Each of the undersigned acknowledges responsibility for the timely filing of this Schedule and any amendments and for the completeness and accuracy of the information contained herein with respect to such person.
This Agreement of Joint Filing may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated this 16th day of February, 1996.


                    /s/Joe Frank Sanderson, Jr.
                    Joe Frank Sanderson, Jr.,
                    Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates


                    /s/D. Michael Cockrell
                    D. Michael Cockrell
                    Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates


                        TRUSTMARK NATIONAL BANK,
                    In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



                    BY:/s/Charles Windham, Jr.
                           Charles Windham, Jr.
                        ITS: Vice President and Trust Officer

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                          (Amendment No. 6)*

                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)



Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DEWEY R. SANDERSON, JR.
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     3,045,225

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     3,045,225

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,268,482 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     24.01%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          Dewey R. Sanderson, Jr.

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership

          4(a) Amount Beneficially Owned;
               3,268,482

          4(b) Percent of Class:
               24.01%

          4(c) Number of shares as to which such person has:

CUSIP NO.:  800013                      Page 4 of 5 Pages

     (i) sole power to vote or to direct the vote:

               3,045,225 shares

               (ii) shared power to vote or to direct the vote:

               -0- shares

               (iii) sole power to dispose or to direct the disposition of:

               3,045,225 shares

               (iv) shared power to dispose or to direct the disposition
                       of:

               -0- shares

          Included in the aggregate 3,268,482 shares shown as beneficially owned by Mr. Sanderson on the cover page is 223,257 shares owned of record by Mr. Sanderson's wife, as to which she exercises sole voting and dispositive power, and as to which Mr. Sanderson, pursuant to Rule 13d-4, disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

CUSIP NO.:  800013                      Page 5 of 5 Pages

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:

          None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 1996.
                                   /s/Dewey R. Sanderson, Jr.
                                   DEWEY R. SANDERSON, JR.

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                          (Amendment No. 6)*

                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)



Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOE FRANK SANDERSON
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     3,253,783

6.  SHARED VOTING POWER

     0

7.  SOLE DISPOSITIVE POWER

     3,173,845

8.  SHARED DISPOSITIVE POWER

     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,253,783 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     23.90%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          Joe Frank Sanderson

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

          United States

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership

          The paragraphs below set forth information for each of the reporting persons with respect to the following:

          (a)  amount beneficially owned;
          (b)  percent of class; and

CUSIP NO.:  800013                      Page 4 of 5 Pages

          (c)  number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote;
               (ii) share power to vote or to direct the vote;
               (iii)sole power to dispose or to direct the disposition of;
               (iv) shared power to dispose or to direct the disposition
                       of.

     Joe Frank Sanderson beneficially owns 3,253,783 shares of the Company's common stock, which equals 23.90% of the outstanding common stock. Mr. Sanderson has the sole power to vote or direct the vote of the 3,253,783 shares, which includes 79,938 shares allocated to Mr. Sanderson's account pursuant to the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates (the "ESOP"). Mr. Sanderson has the sole power to dispose or direct the disposition of 3,173,845 shares, which excludes the 79,938 shares allocated to his account pursuant to the ESOP, as to which the trustees of the ESOP share dispositive power.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:

          None.

CUSIP NO.:  800013                      Page 5 of 5 Pages

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 1996.
                                   /s/Joe Frank Sanderson
                                   JOE FRANK SANDERSON